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                    UNITED STATES                           OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION          NOTIFICATION OF LATE FILING
               Washington, D.C. 20549           --------------------------------
                                                OMB Number:           3235-0058
                     FORM 12b-25                Expires:       January 31, 2002
                                                Estimated average burden
                                                hours per response.........2.50
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                                                         SEC FILE NUMBER
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                                                          CUSIP NUMBER
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(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q  [ ]Form N-SAR

                   For Period Ended:  March 31, 2002
                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION
ARKONA, INC.
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Full Name of Registrant

Sundog Technologies, Inc.
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Former Name if Applicable

10542 South Jordan Gateway
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Address of Principal Executive Office (Street and Number)

South Jordan, Utah  84095
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or
    [ X ] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
---------------------
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The filing deadline for the the Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002 (the "2002 10-KSB") for Arkona, Inc. (the "Company") was July 1, 2002. In preparation for the 2002 10-KSB, the Company submitted preliminary financial statements and related workpapers to its independent auditors, Mantyla McReynolds (the "Auditors"), on a timely basis. For reasons beyond the Company's control and auditor's control, the Company did not receive financial statements for the year ended March 31, 2002 reflecting the revisions and comments of the Auditors until the business day prior to the July 1, 2002. Moreover, the Company has been informed that it will not receive the Auditors' final comments on the notes to the Company's March 31, 2002 financial statements and audit report until sometime on or after July 1, 2002. (See the letter from the Auditors attached hereto as Exhibit 1). This does not give the Company adequate time to review the Auditors' comments, make necessary adjustments to its financial statements and other sections of its 2002 Form 10-KSB that contain information from the financial statements then convert the Form

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         10-KSB to EDGAR format prior to 5:30 Eastern Time on July 1, 2002. As a result, the Company cannot complete and file its 2002 10-KSB on July 1, 2002 without unreasonable effort and expense. The Company estimates that it will receive a final audit report, make necessary adjustments and complete and file its 2002 10-KSB on or before Monday July 8, 2002.


PART IV -- OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

        Bryan T. Allen, Esq.               801                 328-3131
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               (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).   Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?    Yes [ ]   No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                  Arkona, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date              July 1, 2002               By  /s/ Steven Russo
                                                 ---------------------------
                                                     Steven Russo
                                                     Chief Financial Officer


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